

December 18, 2012

<u>Via E-mail</u>
Alan P. Fraade
Vice President and Director
Madison Venture Capital Group, Inc.
488 Madison Avenue, Suite 1100
New York, New York 10022

   Re: **Madison Venture Capital Group, Inc.**
       Amendment No. 2 to Form 10
       Filed October 9, 2012
       File No. 000-54702

Dear Mr. Fraade:

   We issued comments to you on the above captioned filing on October 16, 2012**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 2, 2012.

   If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3795, if you have any questions.

           Sincerely,

           /s/ James Lopez (for)

           John Reynolds
           Assistant Director

cc: Frederick M. Mintz, Esq.